MECHEL REPORTS 2010 FIRST HALF FINANCIAL RESULTS

Revenue amounted to $4.3 billion
Consolidated EBITDA amounted to $781 million
Net income attributable to shareholders of Mechel OAO amounted to $121 million

Moscow, Russia – October 5, 2010 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel group, today announced financial results for the 2010 first half ended June 30, 2010.

Mechel’s CEO Yevgeny Mikhel commented on the first half of 2010 results: “First half of the year was the period of hard and intense work for us. As a result we succeeded in resolving a number of challenging tasks. To be more specific, we restored coal production volumes to pre-crisis levels, brought down costs in the mining segment to their normalized levels, strengthened the position of the steel segment through new acquisitions and launch of new equipment at the existing steel plants and continued geographic expansion of our distribution network. At the same time we continued with our Capex program and streamlining of the Group’s management structure.

During the reported half-year period pricing environment on our main markets has been rather favorable, which allowed us to improve the company’s operational and financial results considerably”.

Consolidated Results For the First Half of 2010

US$ thousand	1H 2010	1H 2009	Change Y-on-Y
Revenue from external customers	4,331,284	2,460,220	76.1%

Intersegment sales	781,271	390,751	99.9%

Operating income/(loss)	555,146	(40,943)	1,455.9%

Operating margin	12.82%	-1.66%	-

Net income /(loss) attributable to shareholders of Mechel OAO	120,820	(471,378)	125.6%

EBITDA (1) (2)	781,031	163,755	377.0%

EBITDA, margin(1)	18.03%	6.66%	-

(1)	See Attachment A.

(2)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the EBITDA cleaned of effects of CVR change, forex gain/(loss) and interest income.

The net revenue in the first half of 2010 increased by 76.1% and amounted to $4.3 billion compared to $2.5 billion in the first half of 2009. The operating income rose by 1 455.9% and amounted to $555.1 million or 12.82% of the net revenue, compared to the operating loss of $40.9 million or -1.66% of the net revenue in the first half of 2009.

For the first half of 2010, Mechel reported the consolidated net income attributable to shareholders of Mechel OAO increased by 125.6% to $120.8 million compared to the consolidated net loss attributable to shareholders of Mechel OAO of $471.4 million in the first half of 2009.

The consolidated EBITDA in the first half of 2010 increased by 377.0% to $781.0 million, compared to $163.8 million in the first half of 2009. Depreciation, depletion and amortization in the first half of 2010 for the Company were $240.6 million, an increase of 39.6% compared to $172.3 million in the first half of 2009.

Mining Segment Results For the First Half of 2010

			Change
US$ thousand	1H 2010	1H 2009 (1)	Y-on-Y

Revenue from external customers	1,286,668	723,438	77.9%

Intersegment sales	386,642	160,395	141.1%

Operating income	468,673	66,037	609.7%

Net income / (loss) attributable to shareholders of Mechel OAO	240,539	(17,576)	1,468.6%

EBITDA(2) (3)	586,200	161,753	262.4%

EBITDA, margin (4)	35.03%	18.30%	—

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moskoks and Mechel-Coke to the Mining segment. In prior periods, they were included in the Steel segment. The comparative data for the six months ended June 30, 2009 was restated accordingly to account for the coke producing facilities in the Mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the EBITDA cleaned of effects of CVR change, forex gain/(loss) and interest income.

(4)	EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output For the First Half of 2010 (1)

Product	1H 2010, thousand tonnes	1H 2010 vs. 1H 2009
Coking coal concentrate	5,394	136%

Various types of coal for steel production (2)	1,128	274%

Steam types of coal (3)	4,150	-17%

Iron ore concentrate	1,973	1%

Coke (4)	1,921	52%

(1) In 1Q 2010 Mechel implemented a new reporting way for coal products output volumes based on the international standards. The data provided includes output volumes of coal products supplied to the market (saleable products).
(2) Data includes output volumes of various types of anthracite and PCI.
(3) Some of the steam coals mined are counted as PCI and included into the “Various types of coal for steel production” line.
(4) Starting from the second quarter we include coke production data to Mining Segment operational results because of transfer of coke production facilities from the Steel segment to the Mining one.

Mining segment’s revenue from external customers for the first half of 2010 totaled $1.3 billion, or 29.7% of the consolidated net revenue, an increase of 77.9% over net segment’s revenue from external customers of $723.4 million, or 29.4% of the consolidated net revenue in the first half of 2009.

The operating income in the mining segment in the first half of 2010 increased by 609.7% to $468.7 million, or 28.0% of total segment’s revenue, compared to the operating income of $66.0 million, or 7.5% of total segment revenue for the first half of 2009. The EBITDA in the mining segment in the first half of 2010 went up by 262.4% and amounted to $586.2 million compared to segment’s EBITDA of $161.8 million in the first half of 2009. The EBITDA margin for the mining segment in the first half of 2010 was 35.03% compared to 18.30% in the first half of 2009. Depreciation, depletion and amortization in the mining segment amounted to $141.5 million that is 56.9% higher than $90.2 million in the first half of 2009.

Chief Executive Officer of Mechel Mining Management Company Boris Nikishichev commented on the mining segment’s results: “Targeted increase in production volumes and prices growth in the first half of 2010 coupled with our efforts to produce higher value-added types of coals, such as anthracites and PCI, used in steel production, eventually crystallized in the positive dynamics of the mining segment’s financial performance.

In the first quarter we were actively accelerating coal production by intensifying stripping works and equipment reparation. Consequently in the second quarter we achieved 2008 production volumes. Beginning from there group’s monthly production volumes were continuously exceeding pre-crisis levels. Simultaneously we managed to decrease production costs to their normalized levels.

We continue with the implementation of our key investment projects. Elga Coal Deposit development and construction of Ulak-Elga railway track remain the priority project in the mining segment. By the end of the year we intend to begin mining first volumes of coal there. We also continue construction of the second stage of Sibirginsk mine of Southern Kuzbass Coal Company, upon completion of which the mine’s production volumes should reach 2.4 mln tones per annum.

Current price trends for our mining products allow us to anticipate continued strong operating performance of the segment through the remainder of this year”.

Steel Segment Results For the First Half of 2010

			Change
US$ thousand	1H 2010	1H 2009 (1)	Y-on-Y

Revenue from external customers	2,483,858	1,349,282	84.1%

Intersegment sales	108,464	72,426	49.8%

Operating income / (loss)	101,758	(142,823)	171.2%

Net income / (loss) attributable to shareholders of Mechel OAO	3,821	(300,834)	101.3%

EBITDA (2) (3)	165,940	(65,450)	353.5%

EBITDA, margin (4)	6.40%	-4.60%	—

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moskoks and Mechel-Coke to the Mining segment. In prior periods, they were included in the Steel segment. The comparative data for the six months ended June 30, 2009 was restated accordingly to account for the coke producing facilities in the Mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the EBITDA cleaned of effects of CVR change, forex gain/(loss) and interest income.

(4)	EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output For the First Half of 2010

Product	1H 2010, thousand tonnes	1H 2010 vs. 1H 2009
Pig iron	2,055	24%

Steel	2,967	19%

Rolled products	2,981	24%

Flat products	211	45%

Long products	1,696	0%

Billets	1,074	89%

Hardware	400	35%

Forgings	35	46%

Stampings	43	60%

Mechel’s steel segment revenue from external customers in the first half of 2010 amounted to $2.5 billion, or 57.3% of the consolidated net revenue, an increase of 84.1% over the net segment’s revenue from external customers of $1.3 billion, or 54.8% of consolidated net revenue, in the first half of 2009.

In the first half of 2010 the steel segment’s operating income increased by 171.2% and totaled $101.8 million, or 3.93% of total segment’s revenue, versus the operating loss of $142.8 million, or -10.05% of total segment’s revenue, in the first half of 2009. The EBITDA in the steel segment in the first half of 2010 increased by 353.5% and amounted to $165.9 million, compared to the negative EBITDA of $65.5 million in the first half of 2009. The EBITDA margin of the steel segment was 6.40% for the first half of 2010, versus the EBITDA negative margin of 4.60% for the first half of 2009. Depreciation, depletion and amortization in steel segment rose by 12.0% from $52.3 million in the first half of 2009 to $58.6 million in the similar period of 2010.

Commenting on the results of the steel segment Andrey Deineko, Chief Executive Officer of Mechel-Steel Management Company, noted: “Positive price trends that we have witnessed from the beginning of the year allowed us to demonstrate steady growth of financial indicators in the first half of the year. We continued to operate our plants at full capacity and at the same time to improve the product mix – throughout the year we have been gradually increasing production of high value-added products. As a result the average monthly volume of hardware production reached record high levels, which we had never achieved before.

We continue to focus on modernization of our steel assets. Stable operations of our plants and favorable market conditions in the first half of the year allowed us to go ahead with our renewed investment program. Among the latest achievements in this field we should mention the commissioning out-of-furnace steel processing machines and slab concaster #2 in July of this year as part of the reconstruction of the arc-furnace smelting shop #6 of Chelyabinsk Metallurgical Plant. It will allow us to increase plant’s annual output of continuously-cast slabs to 1.2 million tones. In September a new electric steelmaking complex with annual slab production capacity of 300,000 tonnes was commissioned at Izhstal OAO instead of the open-hearth workshop put out of operation in April 2009.

Throughout the year we continued to strengthen the steel division not only through modernization of the existing plants but also through acquisition of new production and trading facilities. Only in 1H 2010 our distribution company “Mechel Service Global” added three new countries to the area of its market presence, acquiring metal service centres and opening trading offices. At the same time Mechel Service — being Russia’s biggest steel distribution company – is reaping additional benefits from cooperation with other steel mills through adding their products to its assortment. Thus, we are constantly enlarging the range of high value-added products we offer to our broad customer base and reinforcing our presence in strategically important regions.

Before the end of the year we might see some weakening of demand for steel products due to seasonality and other factors. However, based on Mechel’s diversified product portfolio, strong positions on the distribution market as well as limited scale of price correction we anticipate stable results for the segment overall for the year

Ferroalloys Segment Results For the First Half of 2010

			Change
US$ thousand	1H 2010	1H 2009 (1)	Y-on-Y

Revenue from external customers	227,539	130,988	73.7%

Intersegment sales	77,125	19,419	297.2%

Operating income / (loss)	4,719	(30,341)	115.6%

Net income / (loss) attributable to shareholders of Mechel OAO	(91,842)	(202,503)	54.6%

EBITDA (2) (3)	39,989	(5,279)	857.5%

EBITDA, margin (4)	13.13%	-3.51%	—

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moskoks and Mechel-Coke to the Mining segment. In prior periods, they were included in the Steel segment. The comparative data for the six months ended June 30, 2009 was restated accordingly to account for the coke producing facilities in the Mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the EBITDA cleaned of effects of CVR change, forex gain/(loss) and interest income.

(4)	EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Output For the First Half of 2010

Product	1H 2010, thousand tonnes	1H 2010 vs. 1H 2009
Nickel	8.3	16%

Ferrosilicon (65% and 75%)	45.1	1%

Ferrochrome (65%)	42.3	81%

Chromite ore concentrate	125	95%

Ferroalloy segment’s revenue from external customers in the first half of 2010 amounted to $227.5 million, or 5.3% of the consolidated net revenue, an increase of 73.7% compared with segment revenue from external customers of $131.0 million or 5.3% of the consolidated net revenue in the first half of 2009.

In the first half of 2010 the operating income in the ferroalloy segment totaled $4.7 million, or 1.55% of total segment’s revenue, versus operating loss of $30.3 million, or -20.17% of total segment’s revenue in the first half of 2009. The EBITDA in the ferroalloy segment in the first half of 2010 increased by 857.5% and amounted $40.0 million, compared to segment’s EBITDA loss of $5.3 million in the first half of 2009. The EBITDA margin of the ferroalloy segment comprised 13.13% in the first half of 2010 compared to the EBITDA negative margin of 3.51% in the first half of 2009. Ferroalloy segment’s depreciation, depletion and amortization in the first half of 2010 was $32.6 million, an increase of 49.5% over $21.8 million in the first half of 2009.

Gennadiy Ovchinnikov, Chief Executive Officer of Mechel Ferroalloys Management Company, said: “We saw significant improvement of market conditions for our ferroalloy products in the first half of 2010. Combined with sales volumes growth, including our intersegment sales, it allowed us to substantially enhance revenue and to attain operating profit for the period.

However there were some factors which had a negative impact on the results of the ferroalloys segment. In particular raw materials and electricity price growth in the second quarter of this year led to an increase in ferronickel and ferrochrome production costs, although the ferrosilicon production costs on the contrary decreased. In response to the market conditions we reduced the share of 75% ferrosilicon and increased production of 65% ferrosilicon in our sales, which requires less electricity for production.

Difficult mining and geological conditions at Voskhod chromites mine resulted in decrease of chromites ore production and hence reduction of ferrochrome output at Tikhvin Ferroalloy Plant. However, by now we have already reached a new mining layer and are planning to increase ore production in the fourth quarter accordingly.

Overall, we consider the segment’s results for the period to be fairly good. We expect rather favorable market conditions for ferroalloys in the near future and anticipate improvement of the segment’s financial performance for the remainder of the year.”

Power Segment Results for the First Half of 2010

			Change
US$ thousand	1H 2010	1H 2009 (1)	Y-on-Y

Revenue from external customers	333,219	256,512	29.9%

Intersegment sales	209,040	138,511	50,9%

Operating income	16,912	12,336	37.1%

Net income attributable to shareholders of Mechel OAO	5,218	(4,313)	221.0%

EBITDA (2) (3)	25,818	18,881	36.7%

EBITDA, margin (4)	4.76%	4.78%	—

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moskoks and Mechel-Coke to the Mining segment. In prior periods, they were included in the Steel segment. The comparative data for the six months ended June 30, 2009 was restated accordingly to account for the coke producing facilities in the Mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the EBITDA cleaned of effects of CVR change, forex gain/(loss) and interest income.

(4)	EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output For the First Half of 2010

Product	Units	1H 2010	1H 2010 vs. 1H 2009
Electric power generation	ths. kWh	2,026,892	29%

Heat power generation	Gcal	3,739,429	7%

Mechel’s power segment revenue from external customers in the first half of 2010 comprised $333.2 million, or 7.7% of consolidated net revenue, an increase of 29.9% compared with the segment’s revenue from external customers of $256.5 million or 10.4% of consolidated net revenue in the first half of 2009.

The operating income in the power segment in the first half of 2010 amounted to $16.9 million, or 3.12% of the total segment’s revenue in the same period, an increase of 37.1% compared to the operating income of $12.3 million, or 3.12% of the total segment’s revenue in the first half of 2009. The EBITDA in the power segment in the first half of 2010 went up by 36.7% totaling $25.8 million, compared to the EBITDA of $18.9 million in the first half of 2009. The EBITDA margin for the power segment amounted to 4.76% compared to 4.78% in the first half of 2009. Depreciation, depletion and amortization in power segment in the first half of 2010 decreased by 0.3% comparing with the same period in 2009 from $7.98 million to $7.95 million.

Viktor Gvozdev, Chief Executive Officer of Mechel Energo, noted: “The power segment demonstrated steady results in the first half of 2010. Softening of financial results in the second quarter was caused by seasonal reduction of heat energy sales after the end of the heating period. During the summer we carried out all the necessary procurement and maintenance works as part of preparation for the winter heating season. We are constantly working on cost optimization – in the second quarter we managed to cut costs of power generation by 8% by using cheaper coal types in our generation. Power generation volume has substantially increased compared to the same period a year ago. Beginning from January 2011, Russian power market will become fully liberalized which will stimulate further economic growth of Mechel’s power segment.”

Recent Highlights

•	In July 2010 Mechel announced that visit of Russian Prime Minister Vladimir Putin at Chelyabinsk Metallurgical Plant (CMP), where he launched a high quality and stainless steel production complex in the arc-furnace melting shop #6. Commissioning of the new complex would result in improvement of casted steel quality, boost in annual output of slabs from 600 thousand tonnes to 1.2 million tonnes, significant product range expansion and decrease in consumption of raw materials and power. Investments in the project totaled 3.6 billion rubles.

•	In August 2010 Mechel announced signing a cooperation agreement with JSC Federal Grid Company of Unified Energy System (FGC UES) and JSC RusHydro (RusHydro), which regulates the parties’ cooperation while implementing investment projects related to construction of Nizhne-Bureisk hydro power plant (HPP) and Elga coal mining complex. According to this agreement RusHydro will construct Nizhne-Bureisk HPP as well as develop power generation schemes. Mechel OAO will commission power receivers for Elga coal mining complex. FGC UES in its turn will construct external power supply facilities of Elga coal mining complex as well as provide power schemes of Nizhne-Bureisk HPP.

•	In September 2010 Mechel announced work suspension at New-Olzherasskaya Underground mine, which produces steam coal and coal grades for PCI, a part of Southern Kuzbass OAO, due to coal self-heating in the long wall face No. 21-1-7. Mining operations are currently suspended. Southern Kuzbass OAO experts developed measures to prevent possible negative consequences of this accident. The production area is temporally isolated. At the present moment the self-heating center is being isolated. The entire mine infrastructure is in working condition and safe. According to the preliminary estimates normalization of underground mine work may take up to 6 months.

•	In September 2010 Mechel announced placing its interest-bearing commercial papers of the 13 and 14 series at MICEX Stock Exchange ZAO by public subscription through collection of offers for fixed-price purchase of commercial papers and coupon rate for the first coupon period. The circulation period of commercial papers of the 13 and 14 series is 10 years, a 5-year put option is provided in reference of each series. The total nominal value of the placed bonds is 10 billion roubles. The nominal value of the papers is 1000 roubles each. The 1st coupon rate is 10.0% per year. Commercial papers of 13 and 14 series are included to MICEX quotation list A1.

•	In September 2010 Mechel announced that the Russian Prime Minister Vladimir Putin commissioned a new electric steelmaking complex at Izhstal OAO, that consists of electric arc furnace with a capacity of 40 tonnes and continuous slab caster. The facility will have an annual slab production capability of more than 300,000 tonnes. Project investments have totaled 5.8bn rubles ($195.6m).

•	In September 2010 Mechel raised the US$2bln pre-export facility for refinancing Mechel Group’s remaining debt obligations. The new facility is split between the borrowers in mining, steel and ferroalloy divisions of Mechel Group and is drawn in two tranches, a 3-year and a 5-year one. Repayment will be done by monthly installments after 9 and 15 months grace periods respectively.

•	In September 2010 Mechel announced it has signed a loan agreement to finance a universal rolling mill installation project at its Chelyabinsk Metallurgical Plant OAO (CMP OAO) subsidiary. The new $471.2 million consists of three tranches. The disbursement period under all three tranches is 30 months starting from the date of signing of the credit facility agreement. The repayment will be done by equal semi-annual installments starting at the end of the disbursement period spreading over 6 years for the first tranche and 7.5 years for the second and the third tranches. The purpose of the facility is to finance payments under two contracts: the equipment and technology supply contract signed with Danieli & C. Officine Meccaniche S.p.A. and the general construction contract with MinMetals Engineering Co., Ltd.

Yevgeny Mikhel concluded: “Good operational and financial results that we demonstrated in first half of 2010 prove that we have chosen the right way to meet the challenges of economic crisis. The company’s business segments are working at high levels of capacity utilization, generating operating profit and demonstrating sound financial position, which allows the company to successfully attract financing for its strategically important investment projects. Achievements and success of the first half of the year provided for a reliable base for company’s further development, launch of new capacities, expansion of sales network, improvement of financial performance and increase of the company’s shareholder value.”

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the first half of 2010 amounted to $508.2 million, of which $298.9 million was invested in the mining segment, $168.4 million was invested in the steel segment, $37.5 million was invested in the ferroalloy segment and $3.3 million was invested in the power segment.

In the first half of 2010, Mechel spent $19.3 million on acquisitions, including $17.6 million spent on acquisition of minority interest in our subsidiaries.

As of June 30, 2010 total debt was at $6.6 billion. Cash and cash equivalents amounted to $273.7 million at the end of the first half of 2010 and net debt amounted to $6.3 billion (net debt is defined as total debt outstanding less cash and cash equivalents).

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Vladislav Zlenko
Director, Department of Communications
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
vladislav.zlenko@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the First Half of 2010 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousand	1H 2010	1H 2009
Net income	120,820	(471,378)

Add:
Depreciation, depletion and amortization	240,563	172,301
Forex gain/loss	73,064	287,836
CVR change	792	(13,664)
Interest expense	290,016	230,629
Interest income	(9,683)	(6,083)
Income taxes	65,459	(35,886)

Consolidated EBITDA	781,031	163,755

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	1H 2010		1H 2009
Revenue, net	4,331,284		2,460,220

EBITDA	781,031		163,755

EBITDA, margin	18.03%		6.66%

Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
June 30,
		2010	December 31, 2009
(unaudited)

ASSETS
Cash and cash equivalents		$273 657	$414 696
Accounts receivable, net of allowance for doubtful accounts
of $77,078 as of June 30, 2010 and $66,764 as of December 31, 2009		497 771	348 323
Due from related parties		304 362	105 076
Inventories		1 368 785	1 035 786
Deferred income taxes		17 792	21 812
Short-term investments in related parties		5 019	5 855
Prepayments and other current assets		647 523	551 735

Total current assets		3 114 909	2 483 283
Long-term investments in related parties		78 462	86 144
Other long-term investments		25 304	23 563
Intangible assets, net		10 884	10 870
Property, plant and equipment, net		4 723 500	4 460 505
Mineral licenses, net		5 019 102	5 133 105
Other non-current assets		57 039	67 294
Deferred income taxes		20 926	24 173
Goodwill		852 466	894 374

Total assets		$13 902 592	$13 183 311

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt		$1 792 795	$1 923 049
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services		505 119	473 903
Advances received		162 282	156 126
Accrued expenses and other current liabilities		223 970	169 617
Taxes and social charges payable		169 751	169 695
Unrecognized income tax benefits		13 905	17 172
Due to related parties		24 068	13 500
Asset retirement obligation, current portion		3 258	5 772
Deferred income taxes		29 153	18 550
Deferred revenue		4 785	439
Pension obligations, current portion		28 414	31 717
Dividends payable		27 737	4 919
Finance lease liabilities, current portion		36 788	35 965

Total current liabilities		3 022 025	3 020 424
Long-term debt, net of current portion		4 762 750	4 074 458
Asset retirement obligations, net of current portion		56 133	53 923
Pension obligations, net of current portion		157 925	152 272
Deferred income taxes		1 424 315	1 453 480
Finance lease liabilities, net of current portion		89 214	58 694
Other long-term liabilities		46 532	39 371
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of June 30,
2010 and December 31, 2009)		133 507	133 507
Preferred shares (10 Russian rubles par value, 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of June 30,
2010 and December 31, 2009)		25 314	25 314
Additional paid-in capital		862 533	874 327
Accumulated other comprehensive loss		(232 148)	(172 400)
Retained earnings		3 286 468	3 188 973

Equity attributable to shareholders of Mechel OAO		4 075 674	4 049 721
Non-controlling interests		268 024	280 968

Total equity		4 343 698	4 330 689

Total liabilities and equity		$13 902 592	$13 183 311

Condensed Consolidated Statements of Income and Comprehensive
Income
(in thousands of U.S. dollars)	For 6 months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
Revenue, net (including related party amounts of $243,153 and $34,110 during six months 2010 and 2009, respectively)	$4 331 284	$2 460 220
Cost of goods sold (including related party amounts of $462,910 and $2,895 during six months 2010 and 2009, respectively)	(2 759 318)	(1 774 384)

Gross profit	1 571 966	685 836
Selling, distribution and operating expenses:
Selling and distribution expenses	(663 533)	(475 187)
Taxes other than income tax	(59 223)	(42 479)
Accretion expense	(3 304)	(3 675)
Loss on write-off of property, plant and equipment	(4 880)	(3 493)
(Allowance) Recovery of allowance for doubtful accounts	(29 786)	6 704
General, administrative and other operating expenses	(256 094)	(208 649)

Total selling, distribution and operating expenses	(1 016 820)	(726 779)

Operating income (loss)	555 146	(40 943)
Other income and (expense):
Income from equity investments	1 227	1 146
Interest income	9 683	6 083
Interest expense	(290 016)	(230 629)
Other (expenses) income, net	(16 153)	25 098
Foreign exchange loss	(73 064)	(287 836)

Total other income and (expense), net	(368 323)	(486 138)

Income (loss) before income tax and noncontrolling interests	186 823	(527 081)
Income tax (expense) benefit	(65 459)	35 886

Net income (loss)	121 364	(491 195)
Less: Net (income) loss attributable to noncontrolling interests	(544)	19 817

Net income (loss) attributable to shareholders of Mechel OAO	$120 820	$(471 378)
Less: Dividends on preferred shares	(8 780)	(134 498)
Net income (loss) attributable to common shareholders of Mechel OAO	112 040	(605 876)

Net income (loss)	121 364	(491 195)
Currency translation adjustment	(67 868)	(408 934)
Change in pension benefit obligation	(4 790)	(2 721)
Adjustment of available-for-sale securities	4 021	(3 377)

Comprehensive income (loss)	52 727	(906 227)

Comprehensive income attributable to noncontrolling interests	8 345	39 009
Comprehensive income (loss) attributable to shareholders of Mechel OAO	61 072	(867 218)

Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income (loss) attributable to shareholders of Mechel OAO	120 820	(471 378)
Net income (loss) attributable to noncontrolling interests	544	(19 817)

Net income (loss)	$121 364	$(491 195)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	174 297	145 945
Depletion and amortization	66 266	26 355
Foreign exchange loss	73 064	287 836
Deferred income taxes	1 633	(58 009)
Allowance (recovery of allowance) for doubtful accounts	30 319	(6 704)
Change in inventory reserves	(23 228)	(118 121)
Accretion expense and other	1 948	877
Loss on write-off of property, plant and equipment	4 880	3 493
Change in undistributed earnings of equity investments	(1 227)	(1 146)
Non-cash interest on long-term tax and pension liabilities	7 501	7 571
(Gain) loss on sale of property, plant and equipment	(200)	1 309
Gain on sale of investments	(1 281)	(66)
Gain on accounts payable with expired legal term	(675)	(1 208)
Gain on fogiveness of fines and penalties	—	(1 216)
Amortization of loan origination fee	16 357	17 307
Loss (gain) resulting from accreation and remeasurement of contingent liability	793	(13 664)
Pension service cost, amortization of prior service cost and actuarial loss, other expenses	7 465	4 208
Net change before changes in working capital	479 276	(196 428)

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(180 631)	38 443
Inventories	(333 679)	472 770
Trade payable to vendors of goods and services	17 127	(96 986)
Advances received	7 514	(20 438)
Accrued taxes and other liabilities	29 779	(6 339)
Settlements with related parties	(194 319)	13 740
Deferred revenue and cost of inventory in transit, net	(141)	8 958
Other current assets	(76 126)	169 741
Advanced payments to non-state pension funds	(1 173)	(6 642)
Unrecognized income tax benefits	(3 227)	(4 965)
Net cash (used in) provided by operating activities	(255 600)	371 854

Cash Flows from Investing Activities
Acquisition of HBL, less cash acquired	—	(8 387)
Acquisition of the BCG Companies, less cash acquired	—	9 812
Acquisition of Nerungribank, less cash acquired	13 059	—
Acquisition of SC Donau Commodities SRL and Laminorul, less cash acquired	(9 671)	—
Acquisition of Ramateks, less cash acquired	(2 640)	—
Acquisition of other subsidiaries, less cash acquired	(2 448)	(2 418)
Investments in asset trust management	—	(30 241)
Proceeds from asset trust management	7 197	—
Proceeds from disposal of investments in affiliates	—	2 069
Proceeds from disposal of non-marketable securities	9 404	6 913
Short-term loans issued and other investments	(159 470)	(133 854)
Proceeds from short-term loans issued	142 694	73 322
Proceeds from disposals of property, plant and equipment	4 253	347
Purchases of mineral licenses	(204)	(1 164)
Purchases of property, plant and equipment	(507 991)	(222 008)
Net cash used in investing activities	(505 817)	(305 609)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	1 062 973	909 134
Repayment of short-term borrowings	(975 822)	(1 152 602)
Proceeds from long-term debt	613 375	859 812
Repayment of long-term debt	(39 824)	(8 673)
Acquisition of noncontrolling interests in subsidiaries	(17 643)	(4 119)
Repayment of obligations under finance lease	(35 554)	(9 919)
Net cash provided by financing activities	607 505	593 633

Effect of exchange rate changes on cash and cash equivalents	12 873	(92 360)
Net (decrease) increase in cash and cash equivalents	(141 039)	567 518

Cash and cash equivalents at beginning of period	414 696	254 839
Cash and cash equivalents at end of period	$273 657	$822 357